UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 24 February 2021
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
(“Gold Fields” or “the Company”)
DEALINGS IN SECURITIES

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") the Company hereby advises that directors of Gold Fields and of major subsidiaries of the Company took ownership of their Performance Shares which were awarded in terms of the Gold Fields 2012 Share Plan (“Scheme”) as amended.
Accordingly, the following trades are announced:
Name of Director of subsidiary
ROSH BARDIEN
Nature of transaction
On market sale of shares in
terms of the above scheme
Class of Security Ordinary shares
Nature of interest Direct and Beneficial
Transaction Date 22 February 2021
Number of Shares 155,520
Market Price per share R 128.4457
Total Value R 19,975,875.26
Name of Prescribed Officer
TARYN HARMSE
Nature of transaction
On market sale of shares in
terms of the above scheme
Class of Security Ordinary shares
Nature of interest Direct and Beneficial
Transaction Date 19 February 2021
Number of Shares 137,578
Market Price per share R 125,6471
Total Value R 17,286,276.72
Transaction Date 22 February 2021
Number of Shares 158,290
Market Price per share R 128.4457
Total Value R 20,331,669.85
Name of Prescribed Officer
BRETT MATTISON
Nature of transaction
On market sale of shares in
terms of the above scheme
Class of Security Ordinary shares
Nature of interest Direct and Beneficial
Transaction Date 19 February 2021
Number of Shares 150,000
Market Price per share R 125.6471
Total Value R 18,847,065.00
Transaction Date 22 February 2021
Number of Shares 150,000
Market Price per share R 128,4457
Total Value R 19,266,855.00

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.
Date 24 February 2021
Sponsor:
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 24 February 2021
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer